September 13, 2021

VIA EDGAR

Mr. Mike Volley
Mr. Amit Pande
Office of Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:     Piper Sandler Companies
Form 10-K Filed February 25, 2021
File No. 001-31720

Dear Messrs. Volley and Pande:

On behalf of Piper Sandler Companies (individually and collectively with its subsidiaries, “Piper Sandler,” the “Company,” “we,” “us,” or “our”), I am pleased to submit this response to the comments provided by the Staff on the above-referenced Form 10-K, as set forth in your letter dated August 27, 2021.

On behalf of the Company, I hereby acknowledge that (i) Piper Sandler is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to this filing, and (iii) Piper Sandler may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the response of Piper Sandler.

Form 10-K Filed February 25, 2021
Note 4 Acquisitions, page 72

1.Comment: Please revise future filings to more clearly disclose the information required by ASC 805-30-50-1 for each of your business combinations. Refer to ASC 805-10-55-41 for example illustrative disclosure. Please provide us your proposed disclosure for the SOP Holdings LLC acquisition.

Response: We will revise future filings to more clearly disclose the consideration paid for each of our acquisitions as outlined in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805-30-50-1(b). An example of our proposed revised disclosure for the acquisition of SOP Holdings, LLC and its subsidiaries, including Sandler O’Neil & Partners, L.P. (collectively, “Sandler O’Neil”) is included within Exhibit A attached hereto. As noted in our response to Comment 2 below, the vast majority of equity granted in conjunction with our acquisitions contain service conditions. As such, the value of these equity grants is expensed over the vesting period and does not impact the value of net assets acquired.

Form 10-K Filed February 25, 2021
SOP Holdings LLC, page 72

2.Comment: Please tell us how you accounted for the restricted shares granted to employees valued at $124.9 million and the acquisition-related compensation arrangement with employees valued at $113.9 million. Please tell us how you determined if they represent replacement awards and also how you determined the amount that should be accounted for as consideration transferred and the amount that should be recognized as compensation cost in the post-combination periods. Please cite the specific accounting guidance you considered in your accounting determination. Additionally, please tell us the amounts and line items where the items are presented in your 2020 financial statements, including the Consolidated Statements of Changes in Stockholders’ Equity.

Response: As part of the Sandler O’Neill acquisition, we granted 1,568,670 shares valued at $124.9 million on the acquisition date (see Part I of our response below). We also entered into acquisition-related compensation arrangements with certain employees of $113.9 million, which consisted of restricted stock and restricted cash, for retention purposes (see Part II of our response below). We considered FASB ASC Topic 805, “Business Combinations,” (“ASC 805”) in our accounting determination as follows:

Per ASC 805-30-30-9, “An acquirer may exchange its share-based payment awards for awards held by employees of the acquiree. This Topic refers to such awards as replacement awards.” The equity consideration and retention-related restricted stock that was granted on the acquisition date did not represent replacement awards. Prior to the acquisition, Sandler O’Neill did not have a share-based payment award plan. The equity consideration and retention-related restricted stock were not granted in exchange for any awards held by the employees of Sandler O’Neill. These grants were transactions separate from the business combination accounting.

Part I

Per ASC 805-20-25-3, “The acquirer shall apply the guidance in paragraphs 805-10-25-20 through 25-23 to determine which assets acquired or liabilities assumed are part of the exchange for the acquiree and which, if any, are the result of separate transactions to be accounted for in accordance with their nature and the applicable GAAP.”

ASC 805-10-25-20 and 25-21 state:

805-10-25-20

The acquirer and the acquiree may have a preexisting relationship or other arrangement before negotiations for the business combination began, or they may enter into an arrangement during the negotiations that is separate from the business combination. In either situation, the acquirer shall identify any amounts that are not part of what the acquirer and the acquiree (or its former owners) exchanged in the business combination, that is, amounts that are not part of the exchange for the acquiree. The acquirer shall recognize as part of applying the acquisition method only the consideration transferred for the acquiree and the assets acquired and liabilities assumed in the exchange for the acquiree. Separate transactions shall be accounted for in accordance with the relevant generally accepted accounting principles (GAAP).

805-10-25-21

A transaction entered into by or on behalf of the acquirer or primarily for the benefit of the acquirer or the combined entity, rather than primarily for the benefit of the acquiree (or its former owners) before the combination, is likely to be a separate transaction. The following are examples of separate transactions that are not to be included in applying the acquisition method:

a.A transaction that in effect settles preexisting relationships between the acquirer and acquiree (see paragraphs 805-10-55-20 through 55-23)

b.A transaction that compensates employees or former owners of the acquiree for future services (see paragraphs 805-10-55-24 through 55-26)

c.A transaction that reimburses the acquiree or its former owners for paying the acquirer’s acquisition-related costs (see paragraph 805-10-25-23).

ASC 805-10-55-24 and 55-25 further state, in part:

805-10-55-24

Whether arrangements for contingent payments to employees or selling shareholders are contingent consideration in the business combination or are separate transactions depends on the nature of the arrangements. Understanding the reasons why the acquisition agreement includes a provision for contingent payments, who initiated the arrangement, and when the parties entered into the arrangement may be helpful in assessing the nature of the arrangement.

805-10-55-25

If it is not clear whether an arrangement for payments to employees or selling shareholders is part of the exchange for the acquiree or is a transaction separate from the business combination, the acquirer should consider the following indicators:

a.Continuing employment. The terms of continuing employment by the selling shareholders who become key employees may be an indicator of the substance of a contingent consideration arrangement. The relevant terms of continuing employment may be included in an employment agreement, acquisition agreement, or some other document. A contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is compensation for postcombination services. Arrangements in which the contingent payments are not affected by employment termination may indicate that the contingent payments are additional consideration rather than compensation.

Of the 1,568,670 shares issued, 1,534,465 shares (approximately 98 percent) are tied to future employee services. These restricted equity agreements state that the shares will vest as long as the recipient remains continuously employed by Piper Sandler. The vesting of the restricted shares is contingent on employee service conditions being met.

The restricted shares will be cancelled and forfeited if the employee ceases employment with Piper Sandler. In accordance with ASC 805-10-25-21(b) and 10-55-25(a), as service subsequent to the acquisition date is required, the restricted shares represents post-combination compensation expense (i.e., it is separate from the business combination).

The fair value of the restricted equity was determined based on the closing market price of our common stock on January 3, 2020, the acquisition date. Based on the $79.62 per share price, the grant date fair value of the 1,534,465 shares was $122.2 million. These shares will vest ratably over three years from the acquisition date as long as the recipient remains continuously employed by us. Accordingly, we recognize compensation cost on a straight-line basis over the three-year service period, or approximately $40.6 million for 2020. This amount was presented within compensation and benefits on the consolidated statements of operations, and in additional-paid-in capital as “amortization/issuance of restricted stock” on the consolidated statements of changes in shareholders’ equity.

The remaining 34,205 shares vested immediately and did not have any associated service conditions. Based on the grant date fair value of $79.62 per share, the fair value of the consideration transferred was $2.7 million. This amount was presented as “issuance of treasury shares for deal consideration” on the consolidated statements of changes in shareholders’ equity for 2020.

Part II

We entered into acquisition-related compensation arrangements with certain employees of $113.9 million which consisted of restricted stock ($96.9 million) and restricted cash ($17.0 million) for retention purposes.

We granted 1,217,423 shares of restricted stock under the 2020 Inducement Plan. These shares will vest as long as the recipient remains continuously employed by Piper Sandler. The restricted shares will be cancelled and forfeited if the employee ceases employment with us. As service subsequent to the acquisition date is required, the restricted stock represents post-combination compensation expense in accordance with ASC 805-10-25-21(b) and 10-55-25(a).

The primary vesting terms for these employment-related retention awards are: 18-month cliff vesting; three-year cliff vesting; and graded vesting in years three, four and five. The restricted stock subject to graded vesting, which comprise over half of the retention awards, vests 33 percent, 33 percent and 34 percent on the third, fourth and fifth anniversaries of the issuance date, respectively, as long as the recipient remains continuously employed by us. FASB ASC Topic 718, “Compensation – Stock Compensation,” (“ASC 718”) permits an entity to elect either an accelerated recognition method or a straight-line recognition method for employee awards subject to graded vesting with only a service condition.

ASC 718-10-35-8 states:

An entity shall make a policy decision about whether to recognize compensation cost for an employee award with only service conditions that has a graded vesting schedule in either of the following ways:
a.On a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards

b.On a straight-line basis over the requisite service period for the entire award (that is, over the requisite service period of the last separately vesting portion of the award).

In accordance with ASC 718-10-35-8(b), we recognize compensation expense on a straight-line basis for employee awards with only service conditions that have a graded vesting schedule. The remaining retention-related restricted stock awards cliff vest at 18 months or three years as long as the recipient remains continuously employed by us. We recognize compensation cost for these awards on a straight-line basis over the respective 18-month or three-year service period.

Based on the closing per share price of $79.62, the grant date fair value of the 1,217,423 shares was $96.9 million. The restricted stock will vest based on the respective terms in the restricted stock agreement as long as the recipient remains continuously employed by us. Accordingly, we recognize compensation cost for the restricted stock on a straight-line basis over the requisite service period of 18 months, three years or five years. Based on the respective service periods, in 2020, we recorded $25.9 million of compensation and benefits costs on the consolidated statements of operations for the retention-related restricted stock awards pursuant to the 2020 Inducement Plan. This amount was presented in additional-paid-in capital as “amortization/issuance of restricted stock” on the consolidated statements of changes in shareholders’ equity.

Certain employees received their retention-related award in restricted cash ($17.0 million). These awards also require the recipient to remain continuously employed by Piper Sandler. Compensation expense has been recognized on a straight-line basis over the respective service period (generally, 18 months). In 2020, we recorded $11.3 million of compensation and benefits costs on the consolidated statements of operations for these restricted cash awards and a corresponding liability within accrued compensation on the consolidated statements of financial condition.

* * * * *

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions concerning any of the information set forth herein, please call me at (612) 303-5607.

Best Regards,

/s/ Timothy L. Carter

Timothy L. Carter
Chief Financial Officer

Exhibit A

Note 4 Acquisitions

The following acquisitions were accounted for pursuant to FASB Accounting Standards Codification Topic 805, "Business Combinations." Accordingly, the purchase price of each acquisition was allocated to the acquired assets and liabilities assumed based on their estimated fair values as of the respective acquisition dates. The excess of the purchase price over the net assets acquired was allocated between goodwill and intangible assets. The fair value of the equity consideration and retention-related restricted stock was determined using the market price of the Company’s common stock on the date of the respective acquisition.

SOP Holdings, LLC

On January 3, 2020, the Company completed the acquisition of SOP Holdings, LLC and its subsidiaries, including Sandler O'Neill & Partners, L.P. (collectively, "Sandler O'Neill"), a full-service investment banking firm and broker dealer focused on the financial services industry. The transaction was completed pursuant to the Agreement and Plans of Merger dated July 9, 2019. The economic value of the acquisition was $485.0 million at announcement, for which the Company was entitled to receive $100.0 million of tangible book value, subject to a final adjustment as of the closing date. The acquisition of Sandler O'Neill is accretive to the Company's advisory services revenues, diversifies and enhances scale in corporate financings, adds a differentiated fixed income business, and increases scale in the equity brokerage business.

As part of the acquisition, the Company granted 1,568,670 shares valued at $124.9 million on the acquisition date. Of these shares, 1,534,465 shares are restricted shares valued at $122.2 million and subject to ratable vesting over three years and employees must fulfill service requirements in exchange for the rights to the restricted shares. As these shares compensate employees for future services, the value of the shares is not part of the purchase price. Compensation expense for these restricted shares will be amortized on a straight-line basis over the requisite service period of three years. The remaining 34,205 shares valued at $2.7 million vested immediately and were not subject to service requirements. These shares were included in the purchase price as equity consideration in addition to the cash consideration of $358.1 million. The net assets acquired by the Company of $360.8 million are described below.

As discussed in Note 20, the Company also entered into acquisition-related compensation arrangements with certain employees of $113.9 million which consisted of restricted stock ($96.9 million) and restricted cash ($17.0 million) for retention purposes. The retention-related awards are also subject to vesting restrictions and employees must remain continuously employed by the Company for the respective vesting period. As these shares compensate employees for future services, the value of the shares is not part of the purchase price. Compensation expense related to these arrangements will be amortized on a straight-line basis over the requisite service period of 18 months, three years or five years (a weighted average service period of 3.7 years).

The Company recorded $94.4 million of goodwill on the consolidated statements of financial condition, of which $93.4 million is expected to be deductible for income tax purposes. In management's opinion, the goodwill represents the reputation and operating expertise of Sandler O'Neill. Identifiable intangible assets purchased by the Company consisted of customer relationships and the Sandler trade name with acquisition-date fair values of $72.4 million and $85.4 million, respectively.

Transaction costs of $1.2 million and $4.8 million were incurred for the years ended December 31, 2020 and 2019, respectively, and are included in restructuring and integration costs on the consolidated statements of operations.

A-1

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of the acquisition, including measurement period adjustments:

(Amounts in thousands)
Assets
Cash and cash equivalents	$27,420
Receivables from brokers, dealers and clearing organizations	192,675
Fixed assets	6,789
Goodwill	94,360
Intangible assets	157,800
Investments	685
Right-of-use lease asset	39,607
Other assets	9,628
Total assets acquired	528,964

Liabilities
Accrued compensation	71,398
Accrued lease liability	39,613
Other liabilities and accrued expenses	16,441
Due to Sandler O'Neill (1)	40,673
Total liabilities assumed	168,125

Net assets acquired	$360,839
(1) Represents the amount of excess tangible book value received by the Company on the date of acquisition.

A-2